Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 6
DATED JANUARY 6, 2012
TO THE PROSPECTUS DATED SEPTEMBER 29, 2011
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 6 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated September 29, 2011, as previously supplemented by Supplement No. 4 dated December 15, 2011 and Supplement No. 5 dated December 23, 2011.  Unless otherwise defined in this Supplement No. 6, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Description of Real Estate Assets

Recent Acquisitions

On December 21, 2011 and December 30, 2011, we purchased the following properties (dollar amounts stated in thousands, except for per square foot amounts):

Property Name	Date Acquired	Total Square Feet or Number of Units	Approx. Purchase Price Paid at Closing	Cap Rate (1)	Approx. Annualized Base Rent (2)	Average Annualized Base Rent per Square Foot (2)	Average Remain-ing Lease Term in Years	Econ-omic Occ-upancy (3)	Phy-sical Occ-upancy
Dollar General Store –Sycamore, AL	12/30/11	9,026	$906	8.54%	$80	$8.84	9.6	100.0%	100.0%
Palm Coast Landing –Palm Coast, FL	12/21/11	171,297	$40,350	6.52%	$3,018	$17.62	5.6	97.4%	97.4%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the contract purchase price of the property paid at the date of acquisition (excluding amounts payable under earnout agreements as of the date of acquisition).  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Annualized base rent is calculated by annualizing the current, in-place monthly base rent for leases at the time of acquisition, including any tenant concessions, such as rent abatement or allowances, that may have been granted.

(3) As used herein, economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.  Additionally, it excludes vacant spaces subject to earnout agreements as of the date of acquisition, as no purchase price was paid related to those spaces at the time of the acquisition.

Dollar General Store.  On December 30, 2011, we, through Inland Diversified Sycamore DG, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 9,026 square foot Dollar General store located in Sycamore, Alabama.  We purchased this property from an unaffiliated third party for a purchase price paid at closing equal to approximately $0.9 million. We funded the purchase price with proceeds from our offering.  The cap rate for this property is approximately 8.54% based on the purchase price paid at closing.

The property is 100% occupied by Dollar General Corporation (“Dollar General”), pursuant to a ten year, triple-net lease expiring in 2021.  The lease is renewable for five five-year terms.  According to its public filings, Dollar General is the largest discount retailer in the United States, with 9,813 stores in thirty-eight states as of October 28, 2011.  For its fiscal quarter ended October 28, 2011, Dollar General reported net income equal to $171 million.

We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are three competitive properties located within approximately twenty miles of the property.

Palm Coast Landing.  On December 21, 2011, we, through Inland Diversified Palm Coast Landing, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in a 171,297 square foot shopping center located in Palm Coast, Florida, known as “Palm Coast Landing.”  We purchased this property from an unaffiliated third party for a purchase price paid at closing equal to approximately $40.4 million. We funded the purchase price with proceeds from our offering.  The cap rate for Palm Coast Landing is approximately 6.52% based on the purchase price paid at closing.  In deciding to acquire this property, we considered the following:

Leasing Activity and Tenant Mix

•

Palm Coast Landing is 100% leased to twenty-eight tenants.

•

Tenants at the center include Ross Dress for Less, TJ Maxx, PetSmart, Michael’s and Books-A-Million.

Location

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The property is shadow-anchored by SuperTarget (which we did not acquire).

•

Palm Coast, Florida is located approximately sixty-two miles south of Jacksonville, and thirty miles north of Daytona Beach.

•

The property is located in Flagler County, which is one of the five fastest growing counties in the United States.

Demographics

•

Within a three-mile radius of the property, the population is approximately 29,000 and the estimated average household income is approximately $54,000.

•

Within a five-mile radius of the property, the population is approximately 56,000 and the estimated average household income is approximately $58,000.

We believe that Palm Coast Landing is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are six competitive properties located within approximately ten miles of the property.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 175.

Status of the Offering

During the month of December 2011, we issued approximately 2.8 million shares of our common stock, resulting in aggregate gross offering proceeds of approximately $28.3 million, excluding shares sold pursuant to our distribution reinvestment plan or purchased pursuant to our share repurchase program.

The following table provides information regarding the total shares sold in our offering as of December 31, 2011.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	56,600,110	563,217,110	53,694,264	509,522,846

Shares sold pursuant to our distribution reinvestment plan:	2,023,655	19,224,725	–	19,224,725

Shares purchased pursuant to our share repurchase program:	(212,588)	(2,055,330)	–	(2,055,330)
Total:	58,431,177	$580,586,505	$53,694,264	$526,892,241

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.